EXHIBIT 99.34

CORDOVACANN PROVIDES OPERATIONAL UPDATE ON STAR BUDS CANNABIS

RETAIL AND ANNOUNCES CLOSING OF EQUITY FINANCING

TORONTO, ONTARIO, August 17, 2020, CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce that it has made its final payment to 2734158 Ontario Inc. (“273”) in relation to the previously announced acquisition of 50.1% of the subsidiary. 273, which owns a cannabis retail operating license from the Alcohol and Gaming Commission of Ontario has two cannabis retail stores in Ontario open under the Star Buds Cannabis Co. (“Star Buds”) brand name and is working to open many more in the province.

The Company’s first Star Buds store in Barrie generated gross revenues over $213,000 in the first 15 days of August, with a gross margin of 35%. This equates to a run rate of over $5.1 million in annual gross revenues. Sales have increased each week the store has been open with the exception of one week, and profits continue to increase with sales.

The Company’s second Star Buds store in Bradford generated gross revenues over $144,000 in the first 15 days of August, with a gross margin of 35%. This equates to a run rate of over $3.4 million in annual gross revenues. Sales have increased each week the store has been open, and the store is pacing ahead of the Barrie store at this point in its lifecycle.

Cordova continues to work towards opening an additional eight Star Buds cannabis retail stores, currently in development across Canada in the coming months. The continued growth experienced in its first two Star Buds locations has given the Company increased confidence in its retail business model and future store openings.

“Our first two Star Buds stores are already materially exceeding our expectations and we look forward to quickly expanding our footprint in Canada,” said Taz Turner, Chairman and CEO of Cordova. “Cordova is excited to bring the Star Buds brand to additional provinces soon, and these openings are expected to drive the Company to profitability.”

Cordova has also closed on a non-brokered private placement offering (the “Offering”) of 3,024,521 shares of common shares (the “Shares”) at a price of $0.32 per common share for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt. The Shares issued under the Offering are subject to a statutory four month and one day hold period expiring on December 17, 2020, and such further restrictions as may apply under foreign securities laws.

The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any other state securities laws and therefore may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the benefit of, United States persons absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or a solicitation to purchase any securities of the Company in the United States. All reference to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States.

Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the acquisition of common shares of 273 and the prospect of opening additional retail stores and the acquisition of additional common shares of 273 pursuant to the Transaction. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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CORDOVACANN ANNOUNCES RESIGNATION FROM BOARD

TORONTO, ONTARIO, August 20, 2020 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that Mr. Henry Kloepper has resigned from the board of directors of the Company for personal reasons, effective August 17, 2020. The Company extends its gratitude to Mr. Kloepper for his contribution to the Company and wishes him the best in his future endeavors.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1. Name and Address of Reporting Issuer:

CordovaCann Corp. (the “Company”)

217 Queen Street West, Suite 401

Toronto, Ontario M5V 0R2

Item 2. Date of Material Change:

August 17, 2020

Item 3. News Release:

The Company disseminated press releases on August 17, 2020 and August 20, 2020 through the facilities of Issuer Direct and subsequently filed on SEDAR.

Item 4. Summary of Material Changes:

On August 17, 2020, the Company announced that it has closed a non-brokered private placement offering (the “Offering”) of 3,024,521 common shares in the capital of the Company (the “Common Shares”) at a price of $0.32 per Common Share, for gross proceeds of $967,846.

On August 20, 2020, the Company announced that a director of the Company resigned from the Company’s board of directors.

Item 5. Full Description of Material Change:

On August 17, 2020, the Company closed on a non-brokered private placement offering of 3,024,521 shares of Common Shares at a price of $0.32 per common share for gross proceeds of $967,846; of which $552,501 was received in cash and $415,345 was issued in settlement of outstanding fees and debt. The Common Shares issued under the Offering are subject to a statutory four month and one day hold period expiring on December 17, 2020, and such further restrictions as may apply under foreign securities laws.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any other state securities laws and therefore may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the benefit of, United States persons absent registration or an applicable exemption from registration requirements.

On August 20, 2020, the Company announced that Mr. Henry Kloepper resigned from the board of directors of the Company, effective August 17, 2020.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

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Item 7. Omitted Information:

Not applicable.

Item 8. Executive Officer

For further information, contact Taz Turner, Chief Executive Officer of the Company by telephone at (917) 843-2169.

Item 9. Date of Report:

August 26, 2020.

Forward-looking Information

This material change report contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this material change report, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities, the anticipated benefits of the acquisition of common shares of 273 and the prospect of opening additional retail stores and the acquisition of additional common shares of 273 pursuant to the Transaction. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

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